      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000



                                                      REGISTRATION NO. 333-34042

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                  ON FORM S-3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         THE GOLDMAN SACHS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                      DELAWARE                                            13-4019460
          (STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)


                            ------------------------

                                85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 902-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 GAIL S. BERNEY
                         THE GOLDMAN SACHS GROUP, INC.
                                85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 902-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:
                              ROBERT W. REEDER III
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
                            ------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
                            ------------------------


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   Subject to Completion. Dated May 3, 2000.

                               40,000,000 Shares
                         THE GOLDMAN SACHS GROUP, INC.
                                  Common Stock
[GOLDMAN SACHS LOGO]
                             ----------------------


     This prospectus is to be used by Goldman, Sachs & Co. in connection with the resale of up to 40,000,000 shares of common stock held by the retired limited partners and employees of Goldman Sachs.


     Goldman, Sachs & Co. may effect resales of the shares from time to time:

     - in underwritten public offerings;

     - in brokerage transactions on securities exchanges, including the New York Stock Exchange;

     - in one or more block transactions as principal or agent; or

     - in one or more negotiated transactions.


     Goldman Sachs will not receive any of the proceeds from the sale of the shares by Goldman, Sachs & Co.



     Goldman Sachs' common stock is listed on the New York Stock Exchange under the symbol "GS". On May 2, 2000 the last reported sale price for the common stock on the New York Stock Exchange was $93.



     See "Risk Factors" beginning on page 3 to read about factors you should consider before buying shares of the common stock.


                             ----------------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             ----------------------

                              GOLDMAN, SACHS & CO.

                             ----------------------

                    Prospectus dated                , 2000.

                               TABLE OF CONTENTS



                                                              Page
                                                              ----
Available Information.......................................    2
Risk Factors................................................    3
The Goldman Sachs Group, Inc................................   13
Price Range of Our Common Stock and Dividends...............   13
Description of Capital Stock................................   14
Plan of Distribution........................................   20
Validity of Common Stock....................................   21
Experts.....................................................   22
Cautionary Statement Pursuant to The Private Securities
  Litigation Reform Act of 1995.............................   22

                             AVAILABLE INFORMATION



     The Goldman Sachs Group, Inc. is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.



     We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Goldman Sachs, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.



     The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.



     The Goldman Sachs Group, Inc. incorporates by reference into this prospectus the following documents or information filed with the SEC:



     (1) Annual Report on Form 10-K for the fiscal year ended November 26, 1999;



     (2) Quarterly Report on Form 10-Q for the quarter ended February 25, 2000;



     (3) Current Report on Form 8-K, dated March 21, 2000;



     (4) The description of common stock contained in the Registration Statement on Form 8-A, dated April 27, 1999 (File No. 001-14965), of The Goldman Sachs Group, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and



     (5) All documents filed by The Goldman Sachs Group, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering.



     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 10 Hanover Square, New York, New York 10005, telephone (212) 357-2674.

                                  RISK FACTORS

     An investment in the common stock involves a number of risks, some of which, including market, liquidity, credit, operational, legal and regulatory risks, could be substantial and are inherent in our businesses. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying shares of common stock.


     MARKET FLUCTUATIONS COULD ADVERSELY AFFECT OUR BUSINESSES IN MANY WAYS


     As an investment banking and securities firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. The financial markets in the United States and elsewhere have achieved record or near record levels, and the favorable business environment in which we operate will not continue indefinitely. In the event of a market downturn, our businesses could be adversely affected in many ways, including those described below. Our revenues are likely to decline in such circumstances and, if we were unable to reduce expenses at the same pace, our profit margins would erode. For example, in the second half of fiscal 1998, we recorded negative net revenues from our Trading and Principal Investments business and from mid-August to mid-October the number of equity underwritings and announced mergers and acquisitions transactions in which we participated declined substantially due to adverse economic and market conditions. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We May Incur Significant Losses from Our Trading and Investment Activities Due to Market Fluctuations and Volatility

     We generally maintain large trading and investment positions, including merchant banking investments, in the fixed income, currency, commodity and equity markets, and in real estate and other assets. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We may from time to time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

Our Investment Banking Revenues May Decline in Adverse Market or Economic Conditions

     Unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, mergers and acquisitions advisory and other services. Our Investment Banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn. In particular, our results of operations would be adversely affected by a significant reduction in the number or size of mergers and acquisitions transactions.

We May Generate Lower Revenues from Commissions and Asset Management Fees

     A market downturn would likely lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we receive from commissions and spreads. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenue we receive from our asset management business.

     Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

Holding Large and Concentrated Positions May Expose Us to Large Losses


     Concentration of risk in the past has increased the losses that we have incurred in our arbitrage, market-making, block trading, underwriting and lending businesses and may continue to do so in the future. Goldman Sachs has committed substantial amounts of capital to these businesses, which often require Goldman Sachs to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Moreover, the trend in all major capital markets is towards larger and more frequent commitments of capital in many of these activities. In particular, we are experiencing an increase in the number and size of block trades that we execute, and we expect this trend to continue.


Our Hedging Strategies May Not Prevent Losses


     If any of the variety of instruments and strategies we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our hedging strategies.


A Prolonged Market Downturn Could Impair Our Operating Results

     While we encountered extremely difficult market conditions in mid-August to mid-October 1998, the financial markets rebounded late in the fourth quarter of fiscal 1998. At some time in the future, there may be a more sustained period of market decline or weakness that will leave us operating in a difficult market environment and subject us to the risks that we describe in this section for a longer period of time.

Market Risk May Increase the Other Risks That We Face

     In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In addition, in conjunction with a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them. Our liquidity risk and credit risk are described below.

OUR RISK MANAGEMENT POLICIES AND PROCEDURES MAY LEAVE US EXPOSED TO UNIDENTIFIED
                             OR UNANTICIPATED RISK



     We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. For example, the market movements of the late third and early fourth quarters of fiscal 1998 were larger and involved greater divergences in relative asset values than we anticipated. This caused us to experience trading losses that were greater and recurred more frequently than some of our risk measures indicated were likely to occur.


     Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by Goldman Sachs. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.


 LIQUIDITY RISK COULD IMPAIR OUR ABILITY TO FUND OPERATIONS AND JEOPARDIZE OUR
                              FINANCIAL CONDITION



     Liquidity, i.e., ready access to funds, is essential to our businesses. In addition to maintaining a cash position, we rely on three principal sources of liquidity: borrowing in the debt markets; access to the repurchase and securities lending markets; and selling securities and other assets.


An Inability to Access the Debt Markets Could Impair Our Liquidity

     We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt capital markets, or an inability to access the repurchase and securities lending markets, could have a substantial negative effect on our liquidity. Our access to debt in amounts adequate to finance our activities could be impaired by factors that affect Goldman Sachs in particular or the financial services industry in general. For example, lenders could develop a negative perception of our long-term or short-term financial prospects if we incurred large trading losses, if the level of our business activity decreased due to a market downturn, if regulatory authorities took significant action against us or if we discovered that one of our employees had engaged in serious unauthorized or illegal activity. Our ability to borrow in the debt markets also could be impaired by factors that are not specific to Goldman Sachs, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally.

     We also depend on banks to finance our day-to-day operations. As a result of the recent consolidation in the banking industry, some of our lenders have merged or consolidated with other banks and financial institutions. While we have not been materially adversely affected to date, it is possible that further consolidation could lead to a loss of a number of our key banking relationships and a reduction in the amount of credit extended to us.

An Inability to Access the Short-Term Debt Markets Could Impair Our Liquidity


     We depend on the issuance of commercial paper and promissory notes as a principal source of unsecured short-term funding for our operations. Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and promissory notes have no obligation to purchase new instruments when the outstanding instruments mature.

Our Liquidity Could Be Adversely Affected If Our Ability to Sell Assets Is Impaired

     If we were unable to borrow in the debt capital markets, we would need to liquidate assets in order to meet our maturing liabilities. In certain market environments, such as times of market volatility or uncertainty, overall market liquidity may decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition.

     Our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets into the market at the same time. In the late third and early fourth quarters of fiscal 1998, for example, the markets for some assets were adversely affected by simultaneous attempts by a number of institutions to sell similar assets.

A Reduction in Our Credit Ratings Could Adversely Affect Our Liquidity and Competitive Position and Increase Our Borrowing Costs


     Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place Goldman Sachs on "credit watch" with negative implications at any time. Credit ratings are also important to Goldman Sachs when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives. A reduction in our credit ratings could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity and competitive position.



     CREDIT RISK EXPOSES US TO LOSSES CAUSED BY FINANCIAL OR OTHER PROBLEMS
                          EXPERIENCED BY THIRD PARTIES



     We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit to our clients through bridge or margin loans or other arrangements.


We May Suffer Significant Losses from Our Credit Exposures

     In recent years, we have significantly expanded our swaps and other derivatives businesses and placed a greater emphasis on providing credit and liquidity to our clients. As a result, our credit exposures have increased in amount and in duration. In addition, we have also experienced, due to competitive factors, pressure to assume longer-term credit risk, extend credit against less liquid collateral and price more aggressively the credit risks that we take.

Our Clients and Counterparties May Be Unable to Perform Their Obligations to Us as a Result of Economic or Political Conditions

     Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. See "-- We Are Exposed to Special Risks in Emerging and Other Markets" for a further discussion of our exposure to these risks.


Defaults by a Large Financial Institution Could Adversely Affect Financial Markets Generally and Us Specifically

     The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis, and could adversely affect Goldman Sachs.

The Information That We Use in Managing Our Credit Risk May Be Inaccurate or Incomplete

     Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral.


   OPERATIONAL RISKS MAY DISRUPT OUR BUSINESSES, RESULT IN REGULATORY ACTION
                         AGAINST US OR LIMIT OUR GROWTH


     We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand in the future to avoid disruption of, or constraints on, our operations.


   LEGAL AND REGULATORY RISKS ARE INHERENT AND SUBSTANTIAL IN OUR BUSINESSES


     Substantial legal liability or a significant regulatory action against Goldman Sachs could have a material adverse financial effect or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects.

Our Exposure to Legal Liability Is Significant

     We face significant legal risks in our businesses and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to Goldman Sachs are not enforceable. Particularly in our rapidly growing business focused on high net worth individuals, we are increasingly exposed to claims against Goldman Sachs for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, we would expect these types of claims to increase. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future.


Extensive Regulation of Our Businesses Limits Our Activities and May Subject Us to Significant Penalties

     Goldman Sachs, as a participant in the financial services industry, is subject to extensive regulation by governmental and self-regulatory organizations in the United States and in virtually all other jurisdictions in which it operates around the world.


     The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with Goldman Sachs and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or prohibited from engaging in some of our business activities.


Legal Restrictions on Our Clients May Reduce the Demand for Our Services

     New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of mergers and acquisitions activity and changes in regulation could restrict the activities of our clients and, therefore, the services we provide on their behalf.


  EMPLOYEE MISCONDUCT COULD HARM GOLDMAN SACHS AND IS DIFFICULT TO DETECT AND
                                     DETER


     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding Goldman Sachs to transactions that exceed authorized limits or present unacceptable risks, or hiding from Goldman Sachs unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.


      THE FINANCIAL SERVICES INDUSTRY IS INTENSELY COMPETITIVE AND RAPIDLY
                                 CONSOLIDATING


     The financial services industry -- and all of our businesses -- are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. We have experienced intense price competition in some of our businesses in recent years, such as underwriting fees on investment grade debt offerings and privatizations. We believe that we may experience pricing pressures in these and other areas in the future as some of our competitors seek to obtain market share by reducing prices.

We Face Increased Competition Due to a Trend Toward Consolidation

     In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. Recently enacted federal financial reform legislation significantly expands the activities permissible for firms affiliated with a U.S. bank. This legislation may accelerate consolidation and increase competition in the financial services industry and will enable banking organizations to compete more effectively across a broad range of activities.

Consolidation Has Increased Our Need for Capital

     This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors. This trend has also hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations and to execute large global transactions.


Our Ability to Expand Internationally Will Depend on Our Ability to Compete Successfully with Local Financial Institutions


     We believe that some of our most significant challenges and opportunities will arise outside the United States. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-U.S. markets, particularly in Europe. Some of these institutions are larger and better capitalized, and have a stronger local presence and a longer operating history in these markets.


  TECHNOLOGY IS CHANGING OUR BUSINESSES AND PRESENTING US WITH NEW CHALLENGES



     Technology is fundamental to our overall business strategy. The rapid growth of the Internet and e-commerce, and the introduction of new technology, are changing our businesses and presenting us with new challenges.



Our Revenues May Decline from Volatility or a Downturn in the Technology Sector



     We have made a significant commitment to providing investment banking advisory and underwriting services to the technology and related sectors, including communications, media and entertainment. If investment banking activity in these sectors were to decrease, our financial results could be adversely affected.



     In addition to our advisory activities, we have made substantial investments in technology and related businesses through our merchant banking activities. Volatility or a downturn in these sectors may adversely affect the value of our investments.

Our Revenues May Decline Due to Competition from Alternative Trading Systems



     Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, disintermediate the firm from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors.



         WE ARE EXPOSED TO SPECIAL RISKS IN EMERGING AND OTHER MARKETS


     In conducting our businesses in major markets around the world, including many developing markets in Asia, Latin America and Eastern Europe, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

     To date, a relatively small part of our businesses has been conducted in emerging and other markets. As we expand our businesses in these areas, our exposure to these risks will increase.


Turbulence in Emerging Markets May Adversely Affect Our Businesses



     In the last several years, various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies and low or negative growth rates in their economies. The possible effects of these conditions include an adverse impact on our businesses and increased volatility in financial markets generally. Moreover, economic or market problems in a single country or region are increasingly affecting other markets generally. For example, the economic crisis in Russia in August 1998 adversely affected other emerging markets and led to turmoil in financial markets worldwide. A continuation of these situations could adversely affect global economic conditions and world markets and, in turn, could adversely affect our businesses. Among the risks are regional or global market downturns and, as noted above, increasing liquidity and credit risks.


Compliance with Local Laws and Regulations May Be Difficult


     In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the risk that transactions we structure might not be legally enforceable in all cases. See "-- Legal and Regulatory Risks Are Inherent and Substantial in Our Businesses -- Our Exposure to Legal Liability Is Significant" for additional information concerning these matters.

OUR BUSINESSES MAY BE ADVERSELY AFFECTED BY AN INABILITY TO RECRUIT, RETAIN AND
                             MOTIVATE KEY EMPLOYEES



     Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with high technology companies and other companies outside of the financial services industry. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.



     In connection with our initial public offering and the conversion of Goldman Sachs from partnership to corporate form, the managing directors who were profit participating limited partners received substantial amounts of common stock in exchange for their interests in Goldman Sachs. Because these shares of common stock were received in exchange for partnership interests, ownership of these shares is not dependent upon these managing directors' continued employment. While these shares are subject to certain restrictions on transfer under a shareholders' agreement and under our plan of incorporation, the transfer restrictions under the shareholders' agreement and the plan of incorporation may be waived at any time and from time to time. See "-- Our Share Price May Decline Due to the Large Number of Shares Eligible for Future Sale" for a discussion of the ability of our board of directors and the shareholders' committee that administers the shareholders' agreement to waive these restrictions.



     In connection with our initial public offering and conversion of Goldman Sachs from partnership to corporate form, employees, other than the managing directors who were profit participating limited partners, received grants of restricted stock units, stock options or interests in a defined contribution plan. Since our initial public offering, we have also made, and anticipate making in the future, other equity-based awards to our employees. The incentives to attract, retain and motivate employees provided by these awards may not be effective.



GOLDMAN SACHS IS CONTROLLED BY ITS MANAGING DIRECTORS WHOSE INTERESTS MAY DIFFER
                        FROM THOSE OF OTHER SHAREHOLDERS



     Collectively, our managing directors beneficially own over 270,000,000 shares of common stock, or in excess of 60% of the total shares of common stock outstanding. Substantially all of these shares are subject to a shareholders' agreement, which provides for coordinated voting by the parties. Further, both Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association, which together own approximately 10% of the total shares of common stock outstanding, have agreed to vote their shares of common stock in the same manner as a majority of the shares held by our managing directors are voted.


     As a result of these arrangements, the managing directors currently are able to elect our entire board of directors, control the management and policies of Goldman Sachs and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Goldman Sachs. The managing directors currently are able to prevent or cause a change in control of Goldman Sachs.

Provisions of Our Organizational Documents May Discourage an Acquisition of Goldman Sachs

     Our organizational documents contain provisions that impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of shareholders, issue preferred stock with greater voting rights than the common stock. See "Description of Capital Stock -- Certain Anti-Takeover Matters" for a discussion of these anti-takeover provisions.

   OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR
                                  FUTURE SALE



     Future sales of substantial amounts of common stock in the public market or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. A substantial number of shares of common stock are eligible for future sale as described below:



     - Over 250,000,000 shares held by the managing directors who were profit participating limited partners are transferable in three annual installments beginning May 2002; earlier sales could occur with the consent of our board of directors and the shareholders' committee;



     - Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association, which in the aggregate beneficially own approximately 10% of our outstanding common stock, have the right commencing May 8, 2000 to cause Goldman Sachs to register up to 13,768,167 of their shares of common stock in the aggregate, plus an additional 9,178,778 shares in the aggregate with the consent of Goldman Sachs, in each of the next two years, and up to 22,946,945 shares in the aggregate in each subsequent year; earlier sales could occur with the consent of our board of directors;



     - Of the over 45,000,000 shares held by the former retired limited partners, 30,236,022 shares are transferable beginning May 8, 2000 and may be resold by Goldman, Sachs & Co. pursuant to this prospectus, and the remainder are transferable beginning May 2002; earlier sales could occur with the consent of our board of directors;



     - Over 25,000,000 shares may be delivered pursuant to restricted stock units granted in connection with our initial public offering for which no future service is required in three annual installments beginning June 2000; most of the shares delivered in the first such installment may be resold by Goldman, Sachs & Co. pursuant to this prospectus; and



     - Over 80,000,000 shares may be delivered pursuant to restricted stock units and stock options granted in connection with our initial public offering and pursuant to contributions made to our defined contribution plan in connection with our initial public offering in three annual installments beginning on the third anniversary of our initial public offering.



     We also pay a portion of our employees' compensation in equity-based awards and issue equity-based awards to help retain and motivate our employees. Shares may be delivered under these awards from time to time, depending on the applicable vesting and delivery provisions.



     As discussed above, Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association each have the right, commencing May 8, 2000, to require Goldman Sachs to register for sale a portion of their shares of common stock. If either of Sumitomo Bank Capital Markets, Inc. or Kamehameha Activities Association decides to sell its shares, either by exercising its registration rights or by mutual agreement with us, we may decide to offer former profit participating limited partners the opportunity to register and sell a portion of their shares at the same time. Separately, we may also permit our former profit participating limited partners to sell a portion of their shares pursuant to Rule 144 and to pledge a portion of their shares in order to fund investments in certain of our merchant banking funds. Any decision by our board of directors or the shareholders' committee to permit such sales or pledges would be based on market conditions and other factors.

                         THE GOLDMAN SACHS GROUP, INC.



     Goldman Sachs is a leading global investment banking and securities firm, providing a full range of investing, advisory and financing services worldwide to a substantial and diversified client base, which includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, it is one of the oldest and largest investment banking firms. Our headquarters are located at 85 Broad Street, New York, New York 10004, telephone
(212) 902-1000, and we maintain offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.


                 PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

     Our common stock commenced trading on the New York Stock Exchange under the symbol "GS" on May 4, 1999. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock as reported by the Consolidated Tape Association and the dividend declared per share of common stock and nonvoting common stock:

                                                                                DIVIDEND
                                                                                DECLARED
FISCAL YEAR 1999                                               HIGH     LOW     PER SHARE
----------------                                              ------   ------   ---------
Second fiscal quarter (from May 4, 1999 to May 28, 1999)....  $74.13   $64.50        --
Third fiscal quarter (May 29, 1999 to August 27, 1999)......   72.25    55.81     $0.12
Fourth fiscal quarter (August 28, 1999 to November 26,
  1999).....................................................   82.81    57.69      0.12


FISCAL YEAR 2000
----------------
First fiscal quarter (November 27, 1999 to February 25,
  2000).....................................................    94.19    74.50      0.12
Second fiscal quarter (February 26, 2000 through May 2,
  2000).....................................................   121.31    82.75      0.12(1)


---------------
(1) This dividend is payable on May 25, 2000 to voting and nonvoting common stockholders of record on April 24, 2000.


     On May 2, 2000, the last reported sales price for our common stock on the New York Stock Exchange was $93 per share. As of April 20, 2000, there were 590 holders of record of our common stock.


     The holders of our common stock and nonvoting common stock share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.


     The declaration of dividends by Goldman Sachs is subject to the discretion of our board of directors. Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, the effect on our debt ratings and such other factors as our board of directors may deem relevant.


     On March 20, 2000, our board of directors approved a common stock repurchase program authorizing the repurchase of up to 15 million shares of our common stock. The repurchase program will be effected from time to time, depending on market conditions and other factors, through open market purchases and privately negotiated transactions.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 4,350,000,000 shares, each with a par value of $0.01 per share, of which:

     - 150,000,000 shares are designated as preferred stock;

     - 4,000,000,000 shares are designated as common stock, 441,276,403 shares of which were outstanding as of April 20, 2000; and

     - 200,000,000 shares are designated as nonvoting common stock, 7,440,362 shares of which were outstanding as of April 20, 2000.

All outstanding shares of common stock and nonvoting common stock are validly issued, fully paid and nonassessable.

     The shareholders' agreement contains provisions relating to the voting and disposition of certain shares of common stock. See "Risk Factors -- Our Businesses May Be Adversely Affected by an Inability to Recruit, Retain and Motivate Key Employees" and "-- Goldman Sachs Is Controlled by Its Managing Directors Whose Interests May Differ from Those of Other Shareholders" for a discussion of those provisions.

                                PREFERRED STOCK

     Our authorized capital stock includes 150,000,000 shares of preferred stock. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

     Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

                                  COMMON STOCK

     Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors. For a discussion of the ability of the parties to the shareholders' agreement to elect all of our directors, see "Risk
Factors -- Goldman Sachs Is Controlled by Its Managing Directors Whose Interests May Differ from Those of Other Shareholders".

     Subject to the preferential rights of any holders of any outstanding series of preferred stock, the holders of common stock, together with the holders of the nonvoting common stock, are entitled to such dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. Subject to the preferential rights of holders of any outstanding series of preferred stock, upon our liquidation, dissolution or winding-up and after payment of all prior claims, the holders of common stock, with the shares of the common stock and the nonvoting common stock being considered as a single class for this purpose, will be entitled to receive pro rata all our assets. Any dividend in shares of common stock paid on or with respect to shares of common stock may be paid only with shares of common stock. Other than the shareholder protection rights discussed below, holders of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of Goldman Sachs.

                             NONVOTING COMMON STOCK

     The nonvoting common stock has the same rights and privileges as, and ranks equally and shares proportionately with, and is identical in all respects as to all matters to, the common stock, except that the nonvoting common stock has no voting rights other than those voting rights required by law. All of the outstanding shares of nonvoting common stock are beneficially owned by Sumitomo Bank Capital Markets, Inc. on the date of this prospectus.

     Our board of directors will not declare or pay dividends, and no dividend will be paid, with respect to any outstanding share of common stock or nonvoting common stock, unless, simultaneously, the same dividend is paid with respect to each share of common stock and nonvoting common stock, except that in the case of any dividend in the form of capital stock of a subsidiary of Goldman Sachs, the capital stock of the subsidiary distributed to holders of common stock may differ from the capital stock of the subsidiary distributed to holders of the nonvoting common stock to the extent and only to the extent that the common stock and the nonvoting common stock differ. Any dividend paid on or with respect to nonvoting common stock may be paid only with shares of nonvoting common stock.

     The nonvoting common stock will, upon transfer by Sumitomo Bank Capital Markets, Inc. to a third party, and in certain other circumstances, convert into shares of common stock on a one-for-one basis. The nonvoting common stock has standard anti-dilution provisions.

                         SHAREHOLDER PROTECTION RIGHTS

     Each share of common stock and non-voting common stock has attached to it a shareholder protection right. The shareholder protection rights are currently represented only by the certificates for the shares and will not trade separately from the shares unless and until:

     - it is announced by Goldman Sachs that a person or group has become the beneficial owner of 15% or more of the outstanding common stock (other than persons deemed to beneficially own common stock solely because they are parties to the shareholders' agreement, members of the shareholders' committee or certain other persons)(an "acquiring person"); or

     - ten business days (or such later date as our board of directors may fix by resolution) after the date a person or group commences a tender or exchange offer that would result in such person or group becoming an acquiring person.

If and when the shareholder protection rights separate and prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person, each shareholder protection right will entitle the holder to purchase, in the case of shareholder protection rights relating to the common stock, 1/100 of a share of Series A participating preferred stock or, in the case of shareholder protection rights relating to the nonvoting common stock, 1/100 of a share of Series B participating preferred stock, in each case, for an exercise price of $250. Each 1/100 of a share of Series A participating preferred stock and Series B participating preferred stock would have economic and voting terms equivalent to one share of common stock and nonvoting common stock, respectively.

     Upon the date of the announcement by Goldman Sachs that any person or group has become an acquiring person, each shareholder protection right (other than shareholder protection rights beneficially owned by the acquiring person or their transferees, which shareholder protection rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of common stock or, in the case of shareholder protection rights relating to nonvoting common stock, a number of shares of nonvoting common stock having a market value of twice the exercise price. Also, if, after the date of the announcement by Goldman Sachs that any person has become an acquiring person, the acquiring person controls our board of directors and:

     - Goldman Sachs is involved in a merger or similar form of business combination and (i) any term of the transaction provides for different treatment of the shares of capital stock held by the acquiring person as compared to the shares of capital stock held by all other shareholders or
       (ii) the person with whom such transaction occurs is the acquiring person or an affiliate thereof; or

     - Goldman Sachs sells or transfers assets representing more than 50% of its assets or generating more than 50% of its operating income or cash flow to any person other than Goldman Sachs or its wholly owned subsidiaries, then each shareholder protection right will entitle its holder to purchase, for the exercise price, a number of shares (A) with respect to shareholder protection rights relating to the common stock, of capital stock with the greatest voting power in respect of the election of directors and (B) with respect to shareholder protection rights relating to the nonvoting common stock, of capital stock identical to the stock described in clause (A) except with voting provisions identical to that of the nonvoting common stock, of either the acquiring person or the other party to such transaction, depending on the circumstances of the transaction, having a market value of twice the exercise price. If any person or group acquires from 15% to and including 50% of the common stock, our board of directors may, at its option, exchange each outstanding shareholder protection right, except for those held by an acquiring person or their transferees, for one share of common stock or, in the case of shareholder protection rights relating to nonvoting common stock, one share of nonvoting common stock.

     The shareholder protection rights may be redeemed by our board of directors for $0.01 per shareholder protection right prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person. Our charter permits this redemption right to be exercised by our board of directors (or certain directors specified or qualified by the terms of the instrument governing the shareholder protection rights).

     The shareholder protection rights will not prevent a takeover of Goldman Sachs. However, these rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the shareholder protection rights are first redeemed by our board of directors.

              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our charter provides that a director of Goldman Sachs will not be liable to Goldman Sachs or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our by-laws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Goldman Sachs, or is or was a director of a subsidiary of Goldman Sachs, or is or was a member of the shareholders' committee acting under the shareholders' agreement or, at the request of Goldman Sachs, serves or served as a director or officer of or in any other capacity for, or in relation to, any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our by-laws also provide that, to the extent authorized from time to time by our board of directors, Goldman Sachs may provide to any one or more employees and other agents of Goldman Sachs or any subsidiary or other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred by the by-laws on directors and officers of Goldman Sachs or any subsidiary or other enterprise.

                  CHARTER PROVISIONS APPROVING CERTAIN ACTIONS

     Our charter provides that our board of directors may determine to take the following actions, in its sole discretion, and Goldman Sachs and each shareholder of Goldman Sachs will, to the fullest extent permitted by law, be deemed to have approved and ratified, and waived any claim relating to, the taking of any of these actions:

     - causing Goldman Sachs to register with the SEC for resale shares of common stock held by our directors, employees and former directors and employees and our subsidiaries and affiliates and former partners and employees of The Goldman Sachs Group, L.P. and its subsidiaries and affiliates as discussed under "Risk Factors -- Our Share Price May Decline Due to the Large Number of Shares Eligible for Future Sale"; and

     - making payments to, and other arrangements with, certain former limited partners of Goldman Sachs, including managing directors who were profit participating limited partners, in order to compensate them for, or to prevent, significantly disproportionate adverse tax or other consequences arising out of our incorporation.

              SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Goldman Sachs is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between Goldman Sachs and an interested stockholder is prohibited unless it satisfies one of the following conditions:

     - prior to the time the stockholder became an interested stockholder, the board of directors of Goldman Sachs must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Goldman Sachs outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

     - the business combination is approved by the board of directors of Goldman Sachs and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Our board of directors has adopted a resolution providing that neither the shareholders' agreement nor the voting agreements of Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association will create an "interested stockholder".

                         CERTAIN ANTI-TAKEOVER MATTERS

     Our charter and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

CLASSIFIED BOARD OF DIRECTORS

     Our charter provides for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, the shareholders of Goldman Sachs can only remove directors for cause by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock of Goldman Sachs entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies on the board of directors makes it more difficult to change the composition of our board of directors, but promotes a continuity of existing management.

CONSTITUENCY PROVISION

     In accordance with our charter, a director of Goldman Sachs may (but is not required to) in taking any action (including an action that may involve or relate to a change or potential change in control of Goldman Sachs) consider, among other things, the effects that Goldman Sachs' actions may have on other interests or persons (including its employees, former partners of The Goldman Sachs Group, L.P. and the community) in addition to our shareholders.

ADVANCE NOTICE REQUIREMENTS

     Our by-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of Goldman Sachs. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of Goldman Sachs prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Goldman Sachs not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

SPECIAL MEETINGS OF SHAREHOLDERS

     Our charter and by-laws deny shareholders the right to call a special meeting of shareholders. Our charter and by-laws provide that special meetings of the shareholders may be called only by a majority of the board of directors.

NO WRITTEN CONSENT OF SHAREHOLDERS

     Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting, and does not permit our shareholders to act by written consent, without a meeting.

MAJORITY VOTE NEEDED FOR SHAREHOLDER PROPOSALS

     Our by-laws require that any shareholder proposal be approved by a majority of all of the outstanding shares of common stock and not by only a majority of the shares present at the meeting and entitled to vote. This requirement may make it more difficult to approve shareholder resolutions.

AMENDMENT OF BY-LAWS AND CHARTER

     Our charter requires the approval of not less than 80% of the voting power of all outstanding shares of Goldman Sachs' capital stock entitled to vote to amend any by-law by shareholder action or the charter provisions described in this section. Those provisions make it more difficult to dilute the anti-takeover effects of our by-laws and our charter.

BLANK CHECK PREFERRED STOCK

     Our charter provides for 150,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of Goldman Sachs by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of Goldman Sachs, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and nonvoting common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Goldman Sachs.

                                    LISTING

     The common stock is listed on the NYSE.

                                 TRANSFER AGENT

     The transfer agent for the common stock is ChaseMellon Shareholder Services, L.L.C.

                              PLAN OF DISTRIBUTION

     This prospectus covers the resale by Goldman, Sachs & Co. of up to 40,000,000 shares of common stock. Of these shares, approximately 30,000,000 are shares that are held by retired limited partners of The Goldman Sachs Group, L.P. and will be transferable beginning on May 8, 2000. The remaining shares represent shares of common stock that will be delivered to our employees in June 2000 pursuant to certain restricted stock units granted in connection with our initial public offering. All of these shares of common stock may be sold by the retired limited partners and employees to the public without registration under the Securities Act of 1933.

     We will not receive any proceeds from any sale of the shares. We will pay all costs, expenses and fees in connection with any resale by Goldman, Sachs & Co., including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $2 million.

     Goldman, Sachs & Co. may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

     - in privately negotiated transactions;

     - in a block trade in which Goldman, Sachs & Co. will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - in an underwritten public offering;

     - directly to one or more purchasers;

     - through agents; or

     - in any combination of the above.

     At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

     Goldman, Sachs & Co. may also deliver this prospectus in connection with any overallotment sales made in connection with any offering.

     In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Goldman, Sachs & Co., a subsidiary of The Goldman Sachs Group, Inc., may be one such underwriter. Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when an NASD member such as Goldman, Sachs & Co. distributes an affiliated company's equity securities. Any underwritten offering pursuant to this prospectus in which Goldman, Sachs & Co. participates will comply with the applicable requirements of Rule 2720. No sales will be made to discretionary accounts without the prior specific written approval of the customer.



     The common stock is listed on the NYSE under the symbol "GS".



     Because Goldman, Sachs & Co. is a member of the NYSE and because of its relationship to The Goldman Sachs Group, Inc., it is not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.



     Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.



     In connection with the proposed resales of shares of common stock by Goldman, Sachs & Co. pursuant to this prospectus, our board of directors has exercised its authority under our plan of incorporation and charter to adopt a supplement to our existing registration rights instrument. You should refer to the exhibits that are a part of the registration statement for a copy of the registration rights instrument and the supplemental registration rights instrument. See "Available Information". We have agreed in the registration rights instrument, as supplemented, to pay all of the expenses related to the registration of the shares covered by this prospectus, as well as all of Goldman, Sachs & Co.'s expenses related to any sale of shares pursuant to this prospectus. We also have agreed to indemnify Goldman, Sachs & Co., as well as the retired limited partners and employees whose shares Goldman, Sachs & Co. resells pursuant to this prospectus, against certain liabilities, including those arising under the Securities Act of 1933.



                            VALIDITY OF COMMON STOCK



     The validity of the shares of common stock acquired by Goldman, Sachs & Co. from the retired limited partners of The Goldman Sachs Group, L.P. and offered hereby has been, and the validity of the shares of common stock acquired by Goldman, Sachs & Co. from employees of Goldman Sachs and offered hereby will be, passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell, New York, New York.

                                    EXPERTS





     The financial statements of Goldman Sachs as of November 27, 1998 and November 26, 1999 and for each of the three years in the period ended November 26, 1999 incorporated by reference in this prospectus and the financial statement schedule incorporated by reference in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The historical income statement, balance sheet and common share data included in "Selected Consolidated Financial Data" for each of the five fiscal years in the period ended November 26, 1999 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three months ended February 25, 2000 and for the three months ended February 26, 1999, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 5, 2000 incorporated by reference herein states that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because this report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.


                  CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995


     We have included or incorporated by reference in this prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.


     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Risk Factors" in this prospectus.

-------------------------------------------------------
-------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                          ---------------------------


                               TABLE OF CONTENTS



                                         Page
                                         ----
Available Information..................    2
Risk Factors...........................    3
The Goldman Sachs Group, Inc. .........   13
Price Range of Our Common Stock and
  Dividends............................   13
Description of Capital Stock...........   14
Plan of Distribution...................   20
Validity of Common Stock...............   21
Experts................................   22
Cautionary Statement Pursuant to The
  Private Securities Litigation Reform
  Act of 1995..........................   22


-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                               40,000,000 Shares

                               THE GOLDMAN SACHS
                                  GROUP, INC.
                                  Common Stock

                          ---------------------------

                              [GOLDMAN SACHS LOGO]
                          ---------------------------

                              GOLDMAN, SACHS & CO.

            -------------------------------------------------------
            -------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of the expenses (all of which are estimated other than the SEC registration fee and the NASD fees) to be incurred by the Registrant in connection with the distribution of the securities registered under this registration statement:

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................  $1,042,140
NASD fees...................................................      30,500
Legal fees and expenses.....................................     250,000
Fees and expenses of qualification under state securities
  laws (including legal fees)...............................      10,000
Accounting fees and expenses................................      25,000
Printing and engraving fees.................................     400,000
Miscellaneous...............................................     242,360
                                                              ----------
          Total.............................................  $2,000,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Section 6.4 of the Registrant's by-laws provides for indemnification by the Registrant of any director or officer (as such term is defined in the by-laws) of the Registrant who is or was a director of any of its subsidiaries, is or was a member of the Shareholders' Committee (as defined in the prospectus included in this registration statement) acting pursuant to the shareholders' agreement (as defined in the prospectus included in this registration statement) or, at the request of the Registrant, is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that the Registrant shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Registrant. To the extent authorized from time to time by the board of directors of the Registrant, the Registrant may provide to any one or more employees of the Registrant, one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred in the by-laws of the Registrant on directors and officers of the Registrant or any subsidiary or other enterprise. The by-laws do not limit the power of the Registrant or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws. The Registrant has entered into agreements with certain directors, officers and employees who are asked to serve in specified capacities at subsidiaries and other entities.

     The Registrant has entered into an agreement that provides indemnification to its directors and officers and to the directors and certain officers of the general partner of The Goldman Sachs Group, L.P., members of its Management Committee or its Partnership Committee or the former Executive Committee of The Goldman Sachs Group, L.P. and all other persons requested or authorized by the Registrant's board of directors or the board of directors of the general partner of The Goldman Sachs Group, L.P. to take actions on behalf of the Registrant, The Goldman Sachs Group, L.P. or the general partner of The Goldman Sachs Group, L.P. in connection with the plan of incorporation and certain registration statements for all losses, damages, costs and expenses incurred by the indemnified person arising out of the relevant registration statements or the transactions contemplated by the plan of incorporation. The Registrant has also entered into a similar indemnification agreement with its directors, some of its officers and all other persons requested or authorized by the Registrant's board of directors or any committee thereof to take actions on behalf of the Registrant in connection with this registration statement and certain other registration statements. These agreements are in addition to the Registrant's indemnification obligations under its by-laws.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation provides for such limitation of liability.

     Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.


ITEM 16.  EXHIBITS





  2.1  Plan of Incorporation.*
  2.2  Agreement and Plan of Merger of The Goldman Sachs
       Corporation into The Goldman Sachs Group, Inc.**
  2.3  Agreement and Plan of Merger of The Goldman Sachs Group,
       L.P. into The Goldman Sachs Group, Inc.**
  4.1  Specimen of certificate representing The Goldman Sachs
       Group, Inc.'s common stock, par value $0.01 per share.*
  4.2  Stockholder Protection Rights Agreement, dated as of April
       5, 1999, between The Goldman Sachs Group, Inc. and
       ChaseMellon Shareholder Services, L.L.C., as Rights Agent
       (incorporated by reference to Exhibit 5 to the Registrant's registration statement on Form 8-A (No. 001-14965) filed on June 29, 1999).
  4.3  Registration Rights Instrument, dated as of December 10,
       1999 (incorporated by reference to Exhibit G to Amendment
       No. 1 to Schedule 13D (No. 005-56295), filed December 17,
       1999, relating to the Registrant's common stock).
  4.4  Form of Supplemental Registration Rights Instrument.
  5.1  Opinion of Sullivan & Cromwell, counsel to The Goldman Sachs
       Group, Inc.
 15.1  Letter re Unaudited Interim Financial Information.

 23.1  Consent of PricewaterhouseCoopers LLP.
 23.2 Consent of Sullivan & Cromwell (included in Exhibit 5.1 above).
 24.1  Powers of Attorney.***


---------------

* Incorporated by reference to the corresponding exhibit to the Registrant's registration statement on Form S-1 (No. 333-74449).

** Incorporated by reference to the corresponding exhibit to the Registrant's registration statement on Form S-1 (No. 333-75213).


*** Previously filed.



ITEM 17.  UNDERTAKINGS


     The undersigned Registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if the change in volume represents no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and



          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



provided, however, that paragraphs(a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (3) To remove from registration by means of a post-effective amendment any of the securities being offered which remain unsold at the termination of the offering.


          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement (No. 333-34042) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the 2nd day of May, 2000.


                                          THE GOLDMAN SACHS GROUP, INC.

                                          By: /s/   DAVID A. VINIAR
                                            ------------------------------------

                                              Name: David A. Viniar


                                              Title:  Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement (No. 333-34042) has been signed by the following persons in the capacities indicated on the 2nd day of May, 2000:



                   TITLE                                               SIGNATURE
                   -----                                               ---------
Director, Chairman of the Board and
  Chief Executive Officer (Principal
  Executive Officer)                                                       *
                                                --------------------------------------------------------
                                                                 Henry M. Paulson, Jr.

Director and Vice Chairman                                                 *
                                                --------------------------------------------------------
                                                                    Robert J. Hurst

Director, President and Co-Chief Operating
  Officer                                                                  *
                                                --------------------------------------------------------
                                                                     John A. Thain

Director, President and Co-Chief Operating
  Officer                                                                  *
                                                --------------------------------------------------------
                                                                    John L. Thornton

Director                                                                   *
                                                --------------------------------------------------------
                                                                    Sir John Browne

Director                                                                   *
                                                --------------------------------------------------------
                                                                     John H. Bryan

Director                                                                   *
                                                --------------------------------------------------------
                                                                    James A. Johnson

Director                                                                   *
                                                --------------------------------------------------------
                                                                    Ruth J. Simmons

Director                                                                   *
                                                --------------------------------------------------------
                                                                    John L. Weinberg

Chief Financial Officer
  (Principal Financial Officer)                                            *
                                                --------------------------------------------------------
                                                                    David A. Viniar

Principal Accounting Officer                                               *
                                                --------------------------------------------------------
                                                                     Sarah G. Smith

          *By: /s/ DAVID A. VINIAR
--------------------------------------------
           Name: David A. Viniar
              Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
  NO.                             DESCRIPTION                               PAGE
-------   ------------------------------------------------------------  ------------
   2.1    Plan of Incorporation.*
   2.2    Agreement and Plan of Merger of The Goldman Sachs
          Corporation into The Goldman Sachs Group, Inc.**
   2.3    Agreement and Plan of Merger of The Goldman Sachs Group,
          L.P. into The Goldman Sachs Group, Inc.**
   4.1    Specimen of certificate representing The Goldman Sachs
          Group, Inc.'s common stock, par value $0.01 per share.*
   4.2    Stockholder Protection Rights Agreement, dated as of April
          5, 1999, between The Goldman Sachs Group, Inc. and
          ChaseMellon Shareholder Services, L.L.C., as Rights Agent
          (incorporated by reference to Exhibit 5 to the Registrant's registration statement on Form 8-A (No. 001-14965) filed on
          June 29, 1999).
   4.3    Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit G to Amendment
          No. 1 to Schedule 13D (No. 005-56295), filed December 17,
          1999, relating to the Registrant's common stock).
   4.4    Form of Supplemental Registration Rights Instrument.
   5.1    Opinion of Sullivan & Cromwell, counsel to The Goldman Sachs
          Group, Inc.
  15.1    Letter re Unaudited Interim Financial Information.
  23.1    Consent of PricewaterhouseCoopers LLP.
  23.2    Consent of Sullivan & Cromwell (included in Exhibit 5.1
          above).
  24.1    Powers of Attorney.***


---------------
  * Incorporated by reference to the corresponding exhibit to the Registrant's registration statement on Form S-1 (No. 333-74449).
 ** Incorporated by reference to the corresponding exhibit to the Registrant's registration statement on Form S-1 (No. 333-75213).

*** Previously filed.